UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Arco Platform Ltd.
(Name of Issuer)

Class A common shares, par value $0.00005 per share
(Title of Class of Securities)

G04553106
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106	SCHEDULE 13D	Page 2 of 24

1	NAME OF REPORTING PERSON General Atlantic L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 3 of 24

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 4 of 24

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 5 of 24

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 6 of 24

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 7 of 24

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP (Bermuda), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G04553106	SCHEDULE 13D	Page 8 of 24

1	NAME OF REPORTING PERSON General Atlantic (Lux) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G04553106	SCHEDULE 13D	Page 9 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G04553106	SCHEDULE 13D	Page 10 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G04553106	SCHEDULE 13D	Page 11 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G04553106	SCHEDULE 13D	Page 12 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 13 of 24

1	NAME OF REPORTING PERSON General Atlantic GenPar (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 14 of 24

1	NAME OF REPORTING PERSON General Atlantic Partners (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 15 of 24

1	NAME OF REPORTING PERSON General Atlantic Arco (Bermuda) 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 16 of 24

1	NAME OF REPORTING PERSON GA IS Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,827,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,827,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G04553106	SCHEDULE 13D	Page 17 of 24

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on February 14, 2022, as amended by Amendment No. 1 dated December 1, 2022, Amendment No. 2 dated January 5, 2023 and Amendment No. 3 dated January 11, 2022, with respect to the Class A common shares, par value $0.00005 per share (the “Class A common shares”), of Arco Platform Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), whose principal executive offices are located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) The percentages used herein are calculated based upon on an aggregate of 40,249,854, the sum of (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 1,724,138 Class A common shares that would result if all convertible notes of the Company held by the Reporting Persons were converted into Class A common shares at the initial conversion price of US$29 per share.

By virtue of submitting the Proposal, the Reporting Persons may be deemed to be members of a “group” with Dragoneer (as defined below), Oto Brasil de Sá Cavalcante Neto and Ari de Sá Cavalcante Neto (together with Oto Brasil de Sá Cavalcante Neto, the “Founders”) that own Class A common shares and Class B common shares pursuant to Section 13(d) of the Exchange Act as a result of jointly submitting the proposal. However, each Reporting Person expressly disclaims beneficial ownership of the Class A common shares beneficially owned by any other reporting person(s), Dragoneer or the Founders. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A common shares or Class B common shares of the Company that are beneficially owned by any other reporting person(s), Dragoneer or the Founders. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s), Dragoneer or the Founders.

Based on the Schedule 13D filed by Dragoneer Adviser and Marc Stad (collectively “Dragoneer”) with the SEC on January 11, 2023 and supplemental information provided to the Reporting Persons by Dragoneer, Dragoneer beneficially owns 5,013,675 Class A common shares, which includes (i) 1,565,395 Class A common shares, and (ii) 3,448,280 Class A common shares issuable upon conversion of all the 2028 Convertible Notes held by Dragoneer. Based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 3,448,280 Class A common shares issuable on conversion of all the 2028 Convertible Notes held by Dragoneer, Dragoneer beneficially owns approximately 11.9% of the outstanding Class A common shares, as calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. G04553106	SCHEDULE 13D	Page 18 of 24

Based on the Schedule 13D filed by Oto Brasil de Sá Cavalcante with the SEC on January 11, 2023, Oto Brasil de Sá Cavalcante beneficially owns 19,103,363 Class B common shares. Based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 19,103,363 Class A common shares issuable on conversion of all Class B common shares held by Oto Brasil de Sá Cavalcante, Oto Brasil de Sá Cavalcante beneficially owns approximately 33.1% of the outstanding Class A common shares, as calculated in accordance with Rule 13d-3(d)(1)(i), 69.7% of the total number of Class B common shares outstanding reported to be outstanding as of April 8, 2022 in the Form 6-K, and voting power of approximately 61.1%. The percentage of total voting power represents voting power with respect to all Class A common shares and Class B common shares, as a single class. Each Class B common share may be converted into one Class A common share at the option of the holder.

Based on the Schedule 13D filed by Ari de Sá Cavalcante Neto with the SEC on February 24, 2023, Ari de Sá Cavalcante Neto beneficially owns 375,349 Class A common shares and 8,297,485 Class B common shares. Based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 8,297,485 Class A common shares issuable on conversion of all Class B common shares held by Ari de Sá Cavalcante, Ari de Sá Cavalcante beneficially owns approximately 18.6% of the outstanding Class A common shares, as calculated in accordance with Rule 13d-3(d)(1)(i), 30.3% of the total number of Class B common shares outstanding reported to be outstanding as of April 8, 2022 in the Form 6-K and voting power of approximately 26.7%. The percentage of total voting power represents voting power with respect to all Class A common shares and Class B common shares, as a single class. Each Class B common share may be converted into one Class A common share at the option of the holder.

Accordingly, in the aggregate, the Reporting Persons, Dragoneer and the Founders may be deemed to beneficially own 38,639,376 Class A common shares, comprised of an aggregate of 6,066,110 Class A common shares, 5,172,418 Class A common shares issuable on conversion of the 2028 Convertible Notes and 27,400,848 Class A common shares issuable on conversion of Class B common shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 54.3% of the total number of Class A common shares based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) an aggregate of 32,573,266 Class A common shares issuable on conversion of all the 2028 Convertible Notes and all the Class B common shares beneficially owned by the Reporting Persons, Dragoneer and the Founders.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 5,827,504 Class A common shares that may be deemed to be beneficially owned by each of them.

(c) Except as previously reported or as set forth in this Item 5(c), Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A common shares during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and supplemented as follows:

On March 29, 2023 the Company and General Atlantic, L.P. (“GA LP”) entered into a customary non-disclosure agreement (the “Non-Disclosure Agreement”) pursuant to which GA LP agreed to keep confidential any non-public information that may be received by GA LP or its affiliates in connection with the non-binding going private proposal reported in the Form 6-K filed by the Company with the Securities and Exchange Commission on January 26, 2023 (such information, the “Non-Public Information”). The Non-Disclosure Agreement will terminate on the earlier of the two year anniversary of the Non-Disclosure Agreement or the consummation of a transaction by the parties or their affiliates. The Non-Disclosure Agreement includes a standstill provision (the “Standstill Provision”) that lasts for 230 days from the date of the Non-Disclosure Agreement (the “Standstill Period”).

CUSIP No. G04553106	SCHEDULE 13D	Page 19 of 24

The Standstill Provision provides, among other things and subject to certain exceptions, that during the Standstill Period, unless specifically invited in writing by the Company, GA LP and its affiliates who receive Non-Public Information are restricted from, (i) acquiring or obtaining any economic interest in, any right to direct the voting or disposition of, or any other right with respect to, any equity securities of the Company or rights to acquire any equity securities of the Company, (ii) effecting or seeking, proposing or offering (whether publicly or otherwise and whether or not subject to conditions) to effect, or publicly announcing any intention to effect or cause or participate in (a) any unsolicited tender or exchange offer for the acquisition of all or substantially all of the assets of the Company or any of its affiliates or (b) any solicitation of proxies to vote with respect to the voting securities of the Company in the election of directors of the Company, (iii) forming or joining a “group” within the meaning of Section 13(d)(3) of the Exchange Act except with Oto Brasil de Sá Cavalcante Neto and Ari de Sá Cavalcante Neto (together with Oto Brasil de Sá Cavalcante Neto, the “Founders”) and Dragoneer Investment Group, LLC and Marc Stad (together, “Dragoneer” and together with the Founders and the Reporting Persons, the “Consortium Members”), (iv) seeking control of, or representation on, the board of directors of the Company, (v) taking any action that would require the Company to make a public announcement regarding any of the matters set forth in the Standstill Provision, or (vi) enter into any discussions, arrangements, contracts or understandings with any third party providing for any of the matters restricted in the Standstill Provision with persons other than the Founders and Dragoneer. In addition, during the Standstill Period, GA LP may not request, or solicit or induce another person to request, that GA LP or any of its representatives, directly or indirectly, to amend or waive the Standstill Provision if any such request, solicitation or inducement would reasonably be expected to require the Company to make a public announcement regarding any of the matters set forth in the Standstill Provision. GA LP is not prohibited from making a private indication of interest regarding an acquisition to the Company for consideration by the board of directors and the special committee of the Company, provided that any such indication would not reasonably be expected to require the making of a public announcement thereof and would not require public disclosure of Non-Public Information. The Standstill Provision does not restrict dispositions of securities of the Company.

The Standstill Provision becomes inoperative, and the Standstill Period ends, upon certain events including, among other events and subject to certain exceptions, (i) the Company entering into a definitive agreement with a third party other than GA LP or its controlled affiliates providing for a transaction that, after the consummation thereof, results in (a) the Company’s stockholders ceasing to own securities representing 50% or more of the total voting power or economic interest, or 50% or more of the consolidated total assets, of the Company (or any successor or resulting entity or its parent) or (b) the Company no longer being required to register any of its securities under Section 12 of the Exchange Act, (ii) a tender or exchange offer made by any other person or group that does not include the Reporting Persons or Dragoneer to acquire securities representing (a) 50% or more of the outstanding voting securities or economic interest of the Company or (b) 50% or more of the outstanding voting securities or economic interest of the Company not owned by Ari de Sá Cavalcante Neto or Oto Brasil de Sá Cavalcante, and in either case the Company fails to recommend to its shareholders the rejection of such offer within 10 business days of commencement thereof or withdraws its recommendation of rejection and recommends acceptance thereof, (c) the Company issues to any person or group securities representing 50% or more of the total voting power or economic interest of the Company, or (d) any person or group (in each case, that does not include GA LP or its affiliates or Dragoneer or its affiliates) commences a proxy solicitation in which the person or group would be able to elect 75% or more of the board of directors of the Company.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (as previously filed)

Exhibit 2:	Joint Bidding Agreement entered into by and among the Bidding Group, dated November 30th, 2022 (previously filed)

Exhibit 3:	Non-Binding Indication of Interest to the Board of Directors of Arco Platform Limited, dated November 30th, 2022 (previously filed)

CUSIP No. G04553106	SCHEDULE 13D	Page 20 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 31, 2023

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner
By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. G04553106	SCHEDULE 13D	Page 21 of 24

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA), L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA), L.P., its general partner

By:	/s/ Michael Gosk
	Name: Title:	Michael Gosk Managing Director

GENERAL ATLANTIC (SPV) GP (BERMUDA) LLC

By:	GAP (BERMUDA) L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (LUX) S.À.R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name: Title:	Gregor Dalrymple Manager B

CUSIP No. G04553106	SCHEDULE 13D	Page 22 of 24

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. G04553106	SCHEDULE 13D	Page 23 of 24

GENERAL ATLANTIC GENPAR (LUX) SCSp

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name: Title:	Gregor Dalrymple Manager B

GENERAL ATLANTIC PARTNERS (LUX), SCSp

By:	GENERAL ATLANTIC GENPAR (LUX) SCSp, its general partner

By:	GENERAL ATLANTIC (LUX) S.À.R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name: Title:	Ingrid van der Hoorn Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

GENERAL ATLANTIC ARCO (BERMUDA) 2, L.P.

By:	GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:	GAP (BERMUDA) L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. G04553106	SCHEDULE 13D	Page 24 of 24

GA IS HOLDING L.P.

By:	GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:	GAP (BERMUDA) L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the Management Committee (as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martín Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 018981, Singapore	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR